                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               F O R M 11 - K



          [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                              DECEMBER 31, 1996

For the fiscal year ended......................................................

                                     OR

          [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from ...................to...........................


     Commission file number......0-14553...... [F&M Bancorporation, Inc.]


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     F&M BANCORPORATION, INC. RETIREMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           F&M BANCORPORATION, INC.
                               ONE BANK AVENUE
                              KAUKAUNA, WI 54130

              F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST





                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                     Years Ended December 31, 1996 and 1995



                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----

Independent Auditor's Report                                                 3


Financial Statements:

    Statements of Net Assets Available for Benefits                      4 - 7

    Statements of Changes in Net Assets Available for Benefits           8 - 11

    Notes to Financial Statements                                       12 - 17


Supplemental Schedules:

    Schedule 1 - Item 27a - Schedule of Assets Held for
                            Investment Purposes                              19

    Schedule 2 - Item 27d - Schedule of Reportable (5%) Transactions         20

Consent Independent Auditor                                           Exhibit A


                  [WIPFLI ULLRICH BERTELSON LLP LETTERHEAD]


                          INDEPENDENT AUDITOR'S REPORT


Board of Trustees
F&M Employees' Retirement and
 Savings Plan and Trust
Kaukauna, Wisconsin


We have audited the accompanying statements of net assets available for benefits of F&M Employees' Retirement and Savings Plan and Trust as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1996, was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1996, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                      /s/ Wipfli Ullrich Bertelson LLP
                                      --------------------------------
                                      Wipfli Ullrich Bertelson LLP


June 10, 1997
Appleton, Wisconsin

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST



                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              December 31, 1996


                                                    Smith Barney Corporate
                                     -------------------------------------
                                                                 Flexible
                                           GIC      Defensive     Growth
                                         Income     Balanced     Balanced
                                          Fund        Fund         Fund
                                     -----------  -----------  -----------

Cash                                 $     1,000  $       -0-  $       -0-
Contributions receivable:
  Employer                               143,032      109,984      164,178
  Employee                                 2,462        3,420        5,499
Investments                            2,932,400    2,212,715    3,522,243
Interest and dividends receivable            136          -0-          -0-
                                     -----------  -----------  -----------
Net assets available for benefits    $ 3,079,030  $ 2,326,119  $ 3,691,920
                                     ===========  ===========  ===========

Trust Company
-------------


    Small-Cap   International    Employer
      Equity        Equity        Stock
       Fund          Fund        Account      Total
   ----------   -------------  ----------  -----------
   $      -0-     $      -0-  $      -0-   $     1,000

      106,615         59,154     318,386       901,349
        3,978          1,851       3,332        20,542
    1,759,176      1,024,785   2,928,939    14,380,258
          -0-            -0-          66           202
   ----------     ----------  ----------   -----------
   $1,869,769     $1,085,790  $3,250,723   $15,303,351
   ==========     ==========  ==========   ===========



               See accompanying notes to financial statements.

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST



                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              December 31, 1995


                                                   Smith Barney Corporate
                                       ----------------------------------
                                                                Flexible
                                            GIC      Defensive   Growth
                                          Income     Balanced   Balanced
                                           Fund        Fund       Fund
                                       ----------- ----------- -----------

Assets

Cash                                   $     1,850 $       -0- $       -0-
Contributions receivable:
  Employer                                 130,210     108,053     145,003
  Employee                                   3,318       3,598       5,248
Investments                              2,540,758   1,696,850   2,922,848
Interest and dividends receivable              268         -0-         -0-
                                       ----------- ----------- -----------
Total assets                             2,676,404   1,808,501   3,073,099
                                       ----------- ----------- -----------

Liabilities

Benefit claims payable                      12,617         -0-         -0-
                                       ----------- ----------- -----------
Net assets available for benefits      $ 2,663,787 $ 1,808,501 $ 3,073,099
                                       =========== =========== ===========

Trust Company
-------------


   Small-Cap  International   Employer
     Equity       Equity       Stock
      Fund         Fund       Account       Total
  ----------  -------------  ----------  -----------
  $      -0-     $      -0-  $      -0-  $     1,850
      76,773         78,754     196,252      735,045
       3,289          2,886         -0-       18,339
   1,392,707      1,191,972   1,193,309   10,938,444
         -0-            -0-          26          294
  ----------  -------------  ----------  -----------
   1,472,769      1,273,612   1,389,587   11,693,972
  ----------  -------------  ----------  -----------


         -0-            -0-         -0-       12,617
  ----------  -------------  ----------  -----------
  $1,472,769     $1,273,612  $1,389,587  $11,681,355
  ==========  =============  ==========  ===========



               See accompanying notes to financial statements.

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST




          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         Year Ended December 31, 1996


                                                        Smith Barney Corporate
                                           -----------------------------------
                                                                     Flexible
                                                GIC      Defensive    Growth
                                              Income     Balanced    Balanced
                                               Fund        Fund        Fund
                                           ----------- ----------- -----------
Additions:
 Contributions:
   Employer                                $   143,032 $   109,984 $   164,178
   Employee                                     89,442     101,558     159,456
   Rollover                                      9,837      22,862      42,665
 Interest and dividends                          6,460         -0-         -0-
 Net appreciation in fair value of
  investments                                  100,518     262,410     502,069
 Transfers from other funds                        -0-     204,693     258,147
 Transfers from mergers of plans             1,275,915      10,150      13,678
                                           ----------- ----------- -----------
   Total additions                           1,625,204     711,657   1,140,193
                                           ----------- ----------- -----------
Deductions:
 Employee benefits and withdrawals             237,846     118,625     203,683
 Trustee fees                                    6,043      16,254      27,508
 Transfers to other funds                      966,072      59,160     290,181
                                           ----------- ----------- -----------

   Total deductions                          1,209,961     194,039     521,372
                                           ----------- ----------- -----------

Net additions (deductions)                     415,243     517,618     618,821
Net assets available for benefits
 at beginning                                2,663,787   1,808,501   3,073,099
                                           ----------- ----------- -----------
Net assets available for benefits at end   $ 3,079,030 $ 2,326,119 $ 3,691,920
                                           =========== =========== ===========


Trust Company
-------------


  Small-Cap   International    Employer
    Equity       Equity         Stock
     Fund         Fund         Account       Total
  ---------  --------------  ----------   ----------
  $  106,615     $   59,154  $  318,386   $  901,349
     112,708         58,917      58,922      581,003
      25,944          9,169      19,284      129,761
         -0-            -0-      52,551       59,011

     222,390         79,386     352,599    1,519,372
     145,541         12,600   1,181,851    1,802,832
      12,040          2,591         -0-    1,314,374
  ----------  -------------  ----------  -----------

     625,238        221,817   1,983,593    6,307,702
  ----------  -------------  ----------  -----------


      99,309         53,168      91,898      804,529
      13,600          9,144       5,796       78,345
     115,329        347,327      24,763    1,802,832
  ----------  -------------  ----------  -----------

     228,238        409,639     122,457    2,685,706
  ----------  -------------  ----------  -----------

     397,000       (187,822)  1,861,136    3,621,996

   1,472,769      1,273,612   1,389,587   11,681,355
  ----------  -------------  ----------  -----------

  $1,869,769     $1,085,790  $3,250,723  $15,303,351
  ==========  =============  ==========  ===========




               See accompanying notes to financial statements.

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST




          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         Year Ended December 31, 1995



                                                        Smith Barney Corporate
                                          ------------------------------------
                                                                    Flexible
                                                GIC      Defensive   Growth
                                              Income     Balanced   Balanced
                                               Fund        Fund       Fund
                                          ------------ ----------- -----------
Additions:
 Contributions:
   Employer                               $    130,210 $   108,053 $   145,003
   Employee                                     92,343      89,771     144,155
   Rollover                                        642         979       3,953
 Interest and dividends                            912         787         400
 Net appreciation in fair value of
  investments                                  178,343     295,748     536,258
 Transfers from other funds                  3,195,496     441,334     497,955
 Transfers from mergers of plans               992,684      23,851      47,647
                                           ----------- ----------- -----------
     Total additions                         4,590,630     960,523   1,375,371
                                           ----------- ----------- -----------
Deductions:
 Employee benefits and withdrawals           1,387,582      76,657      35,915
 Trustee fees                                    9,361      10,408      16,529
 Transfers to other funds                    1,516,504   3,199,397     449,719
                                           ----------- ----------- -----------

     Total deductions                        2,913,447   3,286,462     502,163
                                           ----------- ----------- -----------

 Net additions (deductions)                  1,677,183  (2,325,939)    873,208
 Net assets available for benefits at
  beginning                                    986,604   4,134,440   2,199,891
                                           ----------- ----------- -----------
 Net assets available for benefits at end  $ 2,663,787 $ 1,808,501 $ 3,073,099
                                           =========== =========== ===========

Trust Company
-------------


   Small-Cap  International  Employer      First
    Equity       Equity        Stock      Bank N.A.
     Fund         Fund        Account       Funds         Total
 -----------  -----------  -----------  -----------  ------------
 $    76,773  $    78,754  $   196,252  $       -0-  $    735,045
      85,263       81,331          -0-          -0-       492,863
       4,414        2,444          -0-          -0-        12,432
           5            6       29,420          -0-        31,530

     245,156       70,704      183,028          -0-     1,509,237
   1,029,057    1,087,926          -0-          -0-     6,251,768
      16,305       20,388      649,111          -0-     1,749,986
 -----------  -----------  -----------  -----------  ------------
   1,456,973    1,341,553    1,057,811          -0-    10,782,861
 -----------  -----------  -----------  -----------  ------------

       7,138       33,511       27,892          -0-     1,568,695
       6,605        6,234        3,608          -0-        52,745
      15,461       68,196      649,111      353,380     6,251,768
 -----------  -----------  -----------  -----------  ------------

      29,204      107,941      680,611      353,380     7,873,208
 -----------  -----------  -----------  -----------  ------------

   1,427,769    1,233,612      377,200     (353,380)    2,909,653

      45,000       40,000    1,012,387      353,380     8,771,702
 -----------  -----------  -----------  -----------  ------------

 $ 1,472,769  $ 1,273,612  $ 1,389,587  $       -0-  $ 11,681,355
 ===========  ===========  ===========  ============ ============



                See accompanying notes to financial statements.

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST



                        NOTES TO FINANCIAL STATEMENTS




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial records of F&M Employees' Retirement and Savings Plan and Trust (the "Plan") are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

Investment Valuation

Investments are stated at fair value. Common stocks including F&M Bancorporation, Inc. common stock and government obligations are valued at the last reported bid price. Mutual funds are carried at current value which represents the quoted market values of the underlying investments. Guaranteed interest contracts are stated at contract value which represents contributions, plus interest, less administrative expenses. Short-term securities are carried at cost which approximates fair value. For investments in securities which do not have an established market, the trustees of the Plan establish a fair value.

Unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


NOTE 2 - PLAN DESCRIPTION

The following description of F&M Employees' Retirement and Savings Plan and Trust provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of F&M Bancorporation, Inc. and its various subsidiaries who have completed 1,000 hours within the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered at the direction of a committee consisting of three individuals appointed by the Board of Directors of F&M Bancorporation, Inc.

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST



                        NOTES TO FINANCIAL STATEMENTS




NOTE 2 - PLAN DESCRIPTION (CONTINUED)

Employer Contribution

The employer's annual contribution is discretionary and is determined by the Board of Directors of F&M Bancorporation, Inc.

Employee Contributions

Participants may elect to have a portion of their annual compensation contributed on their behalf. Amounts contributed are deducted from gross wages for each payroll period and deposited with the trustees.

Employer Matching

The employer makes a discretionary matching contribution based on employee salary deferral contributions up to the first 6% of employee compensation.

Participant Accounts

Each participant's account is credited with the contributions which are defined above, plan earnings (allocated based on adjusted beginning of year account balances), and forfeitures of terminated participants' nonvested accounts.

Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with similar length loans made by the trustees. Principal and interest are paid ratably. Whenever possible, repayment will be through monthly payroll deductions.

The Plan allows participants to select their investment options from one or more of the following six funds:

  Smith Barney Corporate Trust Company Funds:

  GIC Income Fund - Invested primarily in contracts (including guaranteed investment contracts [GICs], alternative synthetic GIC contracts, bank investment contracts [BICs]) issued by high-quality companies and banks, and in cash equivalents.

  Defensive Balanced Fund - Invested primarily in long-term bonds, cash equivalents, and equity investments.

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST



                        NOTES TO FINANCIAL STATEMENTS




NOTE 2 - PLAN DESCRIPTION (CONTINUED)

  Flexible Growth Balanced Fund - Invested primarily in a diversified portfolio of growth stocks, bonds with varying maturities up to 30 years, and cash equivalents.

  Small-Cap Equity Fund - Invested primarily in growth stocks of companies of varying size and in cash equivalents.

  International Equity Fund - Invested primarily in a diversified portfolio of international equities as evidenced by American Depository Receipts (ADRs). ADRs trade as U.S. share equivalents backed by specific shares of the underlying foreign security.

  Employer Stock Account:

  Contributions to the employer stock account are used to purchase F&M Bancorporation, Inc. common stock. This account also carries some balances in interest-bearing mutual funds. Beginning in 1996, participants have the option of investing their contributions and the employer's discretionary contributions in the employer stock account. All matching contributions continue to be invested in this account.

Vesting

The employer discretionary contribution portion of each participant's account balance becomes 100% vested after five years of credited service. The employees' salary deferral contribution and the employer matching contribution portion of each participant's account balance is 100% vested immediately.

Plan Benefits

Plan benefits are available at normal retirement (age 63), deferred retirement, early withdrawal, disability retirement, death, or termination of employment with vested interests.

Participants may elect to receive benefit payments in the form of a lump-sum distribution or in installments.

Plan Expenses

Investment advisory fees charged by the trustees are paid out of plan assets. Administrative expenses and fidelity insurance premiums are paid by F&M Bancorporation, Inc., the Plan's sponsor.

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST



                        NOTES TO FINANCIAL STATEMENTS




NOTE 2 - PLAN DESCRIPTION (CONTINUED)

Plan Termination

The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants' accounts will be distributed to participants in accordance with the Plan's provisions.


NOTE 3 - INVESTMENTS

A summary of investments at December 31 follows:


  Investments at Fair Value as
Determined by Quoted Market Price                1996        1995
---------------------------------                ----        ----
Common stock                                 $ 2,911,692 $ 1,184,950
Insurance contracts                              126,253     120,251
Mutual funds                                  11,335,374   9,631,243
                                             ----------- -----------
Totals                                       $14,373,319 $10,936,444
                                             ----------- -----------
     Investments at Cost
Which Approximate Fair Value
----------------------------
Participant loans                            $     6,939 $     2,000
                                             ----------- -----------
Total investments                            $14,380,258 $10,938,444
                                             =========== ===========


During 1996 and 1995, the Plan's investments (including investments bought or sold during the year as well as those held at year-end) appreciated $1,519,372 and $1,509,237, respectively, as follows:

                        Net Appreciation in Fair Value
                        ------------------------------

   Investments at Fair Value as
Determined by Quoted Market Price                1996        1995
---------------------------------                ----        ----
Common stock                                 $   352,599 $   183,028
Mutual funds                                   1,166,773   1,326,209
                                             ----------- -----------
Net appreciation                             $ 1,519,372 $ 1,509,237
                                             =========== ===========

              F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST



                         NOTES TO FINANCIAL STATEMENTS




NOTE 3 - INVESTMENTS (CONTINUED)

The following is a schedule of investments as of December 31, 1996 and 1995, that individually represent 5% or more of the Plan's net assets:

                                            1996                    1995
                                  ----------------------- ----------------------
                                      Asset    Percent of    Asset    Percent of
                                   Fair Value  Net Assets  Fair Value Net Assets
                                  -----------  ---------- ----------- ----------
 Smith Barney Corporate
  Trust Company:
   GIC Income Fund                $1,563,932      10.2    $ 1,603,558    13.7
   Defensive Balance Fund          2,211,586      14.4      1,696,450    14.5
   Flexible Growth Balanced Fund   3,520,537      23.0      2,922,448    25.0
   Small-Cap Equity Fund           1,758,599      11.5      1,392,707    11.9
   International Equity Fund       1,023,808       6.7      1,191,572    10.2
   Reserve Deposit Account         1,256,912       8.2        824,508     7.1
  F&M Bancorporation, Inc.
   Common Stock                    2,911,692      19.0      1,184,950    10.1


The Reserve Deposit Account represents funds allocated to specific investment categories which have not yet been used to purchase mutual fund shares.


NOTE 4 - TRANSACTIONS WITH PARTIES-IN-INTEREST

F&M Bancorporation, Inc. and its subsidiaries serve as sponsors of the Plan. The Plan had the following transactions with these parties-in-interest:

     1996
     ----
   - Purchased 48,500 shares of F&M Bancorporation, Inc. common stock valued at $1,444,237 with employee and employer contributions.

   - Received 6,195 shares of F&M Bancorporation, Inc. as a stock dividend.

   - Recognized divided income totaling $48,776 from F&M Bancorporation, Inc. common stock.

     1995
     ----
   - Purchased 5,100 shares of F&M Bancorporation, Inc. common stock valued at $113,238 for the matching contribution.

   - Recognized dividend income totaling $26,687 from F&M Bancorporation, Inc. common stock.

              F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST



                         NOTES TO FINANCIAL STATEMENTS




NOTE 5 - RECONCILIATION TO FORM 5500

For 1996 and 1995, there are account classification differences between these accompanying financial statements and Items 31 and 32 of Form 5500, which were prepared by the trustees. These financial statements balance in total with the Form 5500.


NOTE 6 - TAX-EXEMPT STATUS OF THE PLAN

On March 6, 1995, the Internal Revenue Service declared that the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

                 S U P P L E M E N T A L   S C H E D U L E S

              F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST
                      Plan's EIN #39-1365327     Plan #002



     SCHEDULE 1 - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES December 31, 1996





Identity of Issue, Borrower,          Description of Investment Including Maturity Date,
Lessor, or Similar Party              Rate of Interest, Collateral, Par or Maturity Value
------------------------------------  ---------------------------------------------------
Smith Barney Corporate Trust Company  119,324 units - GIC Income Fund
Smith Barney Corporate Trust Company  59,170 units - Defensive Balanced Fund
Smith Barney Corporate Trust Company  58,069 units - Flexible Growth Balanced Fund
Smith Barney Corporate Trust Company  20,583 units - Small-Cap Equity Fund
Smith Barney Corporate Trust Company  91,825 units - International Equity Fund
Smith Barney Corporate Trust Company  1,256,912 units - Reserve Deposit Account
F&M Bancorporation, Inc.              97,872 shares - Common Stock
Travelers Insurance Company           126,253 units - Annuity Contract
Participant loans


             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST
                     Plan's EIN #39-1365327     Plan #002


       SCHEDULE 2 - ITEM 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                         Year Ended December 31, 1996



 Identity of                                                          Purchase
Party Involved                Description of Asset                     Price
----------------------   ------------------------------              ----------
Smith Barney Corporate
 Trust Company           85,773 units - GIC Income Fund              $1,065,850
Smith Barney Corporate
 Trust Company           96,245 units - GIC Income Fund                     N/A
Smith Barney Corporate
 Trust Company           11,005 units - Flexible Growth Balanced Fund   595,943
Smith Barney Corporate
 Trust Company           2,751,135 units - Reserve Deposit Account    2,751,135
Smith Barney Corporate
 Trust Company           2,316,877 units - Reserve Deposit Account          N/A
F&M Bancorporation,
 Inc.                    48,500 shares - Common Stock                 1,444,237

                           Cost      Current Value
                        -----------  -------------

                         $1,433,274   $ 1,563,932
                          1,709,678     2,211,586
                          2,601,895     3,520,537
                          1,342,813     1,758,599
                            913,474     1,023,808
                          1,256,912     1,256,912
                          2,148,410     2,911,692
                            126,253       126,253
                              6,939         6,939
                        -----------   -----------
                        $11,539,648   $14,380,258
                        ===========   ===========



                      See Independent Auditor's Report.

                           Expense                Current Value
                          Incurred                 of Asset on
       Selling   Lease      With         Cost      Transaction
        Price    Rental  Transaction   of Asset       Date       Net Gain
      ---------  ------  -----------  ----------  -------------  --------


           $N/A    $N/A         $-0-  $1,065,850     $1,065,850      $N/A

      1,205,992     N/A          -0-   1,148,468      1,205,992    57,524

            N/A     N/A          -0-     595,943        595,943       N/A

            N/A     N/A          -0-   2,751,135      2,751,135       N/A

      2,318,731     N/A          -0-   2,318,731      2,318,731       -0-

            N/A     N/A          285   1,444,237      1,444,237       N/A



                      See Independent Auditor's Report.

                  [WIPFLI ULLRICH BERTELSON LLP LETTERHEAD]




                                                                      Exhibit A


                   CONSENT OF WIPFLI ULLRICH BERTELSON LLP


We consent to incorporation by reference in F&M Bancorporation Inc.'s Registration Statement on Form S-8 (Registration Statement No. 333-01937) of our reports dated June 10, 1997, related to the consolidated financial statements of the F&M Employees' Retirement and Savings Plan and Trust (the "Plan") as of December 31, 1996 and 1995, and the related supplemental schedules, which reports appear in the December 31, 1996, Annual Report on Form 11-K of the Plan.


                                    /s/Wipfli Ullrich Bertelson LLP
                                    -------------------------------
                                       Wipfli Ullrich Bertelson LLP


Appleton, Wisconsin
June 23, 1997

                                  SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                F&M BANCORPORATION, INC.
                                                  RETIREMENT AND SAVINGS PLAN

Date:  June 23, 1997                      /s/ Daniel E. Voet
                                          ------------------
                                          Daniel E. Voet
                                           Plan Administrative Committee Member